FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2005 Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant's name into English)

Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exc hange Act of 1934.

Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

 ICA ANNOUNCES THE PLACEMENT US$ 150 MILLION IN NOTES
SECURED BY THE CASH FLOWS OF THE CORREDOR SUR TOLLROAD IN PANAMA

Mexico City, May 17, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the placement of US$ 150 million of 6.95 percent notes due 2025 through a structured transaction that is intended to refinance the debt of the Corredor Sur tollroad project in Panama. The notes will be issued by a Panamanian trust created in connection with the transaction. The offering is expected to settle on May 25.

ICA’s subsidiary, ICA Panama, S.A., which holds the concession to operate the Corredor Sur, will transfer to the Panamanian trust the rights to collect tolls and revenue from auxiliary services on the Corredor Sur, rights as beneficiary to certain insurance policies, and certain contractual rights to receive compensation from the Government of Panama.

The notes are in the process of being registered with the National Securities Commission of Panama and in process of approval for listing on the Panama Stock Exchange. The notes have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and will be offered outside of Panama under the exemptions to registration afforded by Rule 144A and Regulation S of the Securities Act of 1933, as amended.

The notes received investment grade ratings from the three principal credit rating agencies: Baa2 by Moody’s, BBB by Fitch Ratings, and BBB- by Standard & Poors, which rates Panama’s sovereign credit rating BB+.

The proceeds from the note placement will be used in part to repay 100 percent of the outstanding debt relating to the project (including a payment of US$ 51.2 million in respect of outstanding indebtedness to the International Finance Corporation—IFC) and to fund certain reserve accounts of the issuing trust as required under the terms of the financing. The balance will be used primarily to repay corporate debt and for other corporate purposes of ICA.

INVESTOR RELATIONS	www.ica.com.mx	1/2

PRESS RELEASE

In 1995, the Ministry of Public Works (MOP) of Panama granted ICA Panama a 30-year concession for the construction and operation of the Corredor Sur, a 19.76 km four-lane divided highway that links Panama City’s central business district with Tocumen International Airport. The first section of the road opened to traffic in June 1999, and the final section opened in February 2000.

THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE
UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR
SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION
FROM REGISTRATION REQUIREMENTS. THEY WILL BE OFFERED OUTSIDE PANAMA ONLY
PURSUANT TO THE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS GRANTED
UNDER RULE 144A AND REGULATION S OF THE1933 SECURITIES ACT, AS AMENDED.

     THESE SECURITIES WILL NOT BE ISSUED IN MEXICO AND ARE NOT BEING ISSUED BY A
MEXICAN PERSON. THEY HAVE NOT BEEN REGISTERED IN THE NATIONAL SECURITIES REGISTER
OF THE NATIONAL BANKING AND SECURITIES COMMISSION, AND WILL NOT BE PUBLICLY OFFERED
OR TRADED IN MEXICO. ANY MEXICAN INVESTOR WHO ACQUIRES THESE INSTRUMENTS DOES SO AT THEIR OWN RISK.

ICA was founded in Mexico in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance